High Income Opportunity Fund Inc.
Results of a special shareholders meeting

On 11/15/05, a special meetings of shareholders was held to approve a new management agreement for High Income Opportunity.
 The following table provides the number of votes cast for, against, as well as the number of abstentions as to the matter voted on at the special meeting of shareholders.

Item Voted      Votes       Votes
   on	         for        against     Abstentions
---------------------------------------------------
new
management    38,649,706    2,559,913   1,645,614
agreement